HARRISON MINING, INC.

502 East John Street
Carson City, Nevada 89706

February 14, 2007

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Attention: GOLDIE B. WALKER

Dear Ms. Goldie Walker:

Re:	Harrison Mining, Inc. (the “Company”)
Registration Statement on Form SB-1, File No. 333-135759

In response to your comment regarding the need for updated financials to Harrison Mining, The Company has submitted a third amendment to its filing., thank you.

Luis Carrillo, Partner; SteadyLaw Group, LLP

501 W. Broadway, Suite 800San Diego, CA 92101
Direct phone: 619.399.3102;
Main phone: 619.399.3090;
Fax: 619.330.1888